UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission file number 1-09328

A.                       Full title of the plan and the address of the plan, if different from that of the issuer named below:

ECOLAB SAVINGS PLAN and ESOP

B.                         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ECOLAB INC.

370 Wabasha Street North

Saint Paul, Minnesota  55102-1390

ECOLAB SAVINGS PLAN and ESOP

REPORT ON AUDITS OF FINANCIAL STATEMENTS

As of December 31, 2008 and 2007

and

for the year ended December 31, 2008

AND SUPPLEMENTAL SCHEDULE

as of December 31, 2008

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Trustees

Ecolab Savings Plan and ESOP

We have audited the accompanying statements of net assets available for benefits of the Ecolab Savings Plan and ESOP (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ecolab Savings Plan and ESOP as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 4 to the financial statements, effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements”.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP
McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 25, 2009

ECOLAB SAVINGS PLAN AND ESOP

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

(in thousands)	2008	2007
ASSETS
Investments, at fair value (Notes 2, 3 and 4):
Registered investment companies	$288,538	$384,174
Common/collective trusts	91,502	108,443
Ecolab stock fund	412,806	608,359
Participant loans	22,927	21,605
Total investments	815,773	1,122,581
Employer contributions receivable	824	663
Dividends receivable	1,626	1,533
Total assets	818,223	1,124,777

LIABILITIES
Accrued distributions and withdrawals	393	304
Net assets available for benefits, at fair value	817,830	1,124,473
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,709	335

NET ASSETS AVAILABLE FOR BENEFITS	$819,539	$1,124,808

The accompanying notes are an integral

part of the financial statements.

ECOLAB SAVINGS PLAN AND ESOP

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2008

(in thousands)	2008

Investment results:
Interest	$3,137
Dividends	20,084
Net depreciation in fair value of investments (Note 3)	(328,070)
Total investment loss	(304,849)

Contributions:
Employee contributions	51,442
Employer contributions	23,014
Total contributions	74,456

Deductions:
Distributions to participants	(74,392)
Plan expenses	(484)
Total deductions	(74,876)

Net decrease	(305,269)

Net assets available for benefits:
Beginning of year	1,124,808

End of year	$819,539

The accompanying notes are an integral

part of the financial statements.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

1.         Description of Plan:

The following brief description of the Ecolab Savings Plan and ESOP (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

GENERAL AND ELIGIBILITY:

The Plan is a contributory qualified defined contribution plan available to employees of Ecolab Inc. and certain of its subsidiaries (the “Company”).  Employees regularly scheduled to work at least 20 hours per week may participate immediately in the Plan provided they are not subject to a collective bargaining agreement which does not provide for their inclusion. Part-time employees working less than 20 hours a week must be employed for a twelve consecutive month period during which they have worked at least 1,000 hours to be eligible to participate. Employee participation in the Plan is voluntary.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended (the “Code”).

CONTRIBUTIONS:

Contributions are made to the Plan as “before-tax savings contributions” and “employer matching contributions.”

Before-tax savings contributions are contributions made by the Company on behalf of participants who have agreed to have their taxable compensation reduced.  Participants may reduce their compensation up to 16% (subject to a statutory annual maximum of $15,500 for 2008) for the purpose of making before-tax savings contributions to the Plan.  Effective January 1, 2009, participants may reduce their compensation up to 25%.

Participants who have attained age 50 or above are allowed to make catch-up contributions in accordance with enacted legislation ($5,000 in 2008).

Employer matching contributions are made by the Company in an amount equal to a $1 match for each $1 of employee pre-tax contributions on the first 3% of compensation and $0.50 for each $1 of employee pre-tax contributions on the next 2% of compensation.  Employer matching contributions are initially invested entirely in the Ecolab Stock Fund.  The Plan allows employees to immediately re-allocate employer matching contributions in the Ecolab Stock Fund to other investment funds within the Plan.  Effective January 1, 2009, the Plan was amended whereby the Company’s matching contributions are to be invested in the same investment funds as employee before tax contributions. The Plan also allows additional employer matching contributions to true-up the employer match.  This true-up ensures all participants receive their full annualized employer match.

The Plan contains a separate Employee Stock Ownership Plan (“ESOP”) account for employer and employee contributions (except contributions for participants in Puerto Rico) which are invested in the Ecolab Stock Fund.  The ESOP allows employees to elect the withdrawal of dividends paid on shares to the ESOP account.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

The levels of contributions made by or on behalf of participants who are highly compensated, as defined in the Code, are subject to limitations under the Code.

VESTING:

Participants are fully vested in their account at all times.

PLAN BENEFITS:

As participants are fully vested at all times, benefits to participants are equal to their account balances.  Upon retirement, death, disability or separation from service, a distribution may be made to the participant or beneficiary equal to the participant’s account balance.  Loans and in-service withdrawals for hardships are also available.  An employee distribution or withdrawal from the Plan generally is subject to federal income tax and may be subject to a penalty, unless rolled over to a qualified plan or individual retirement account.

PARTICIPANT LOANS:

Active employee participants (and beneficiaries who are parties in interest as defined by ERISA) are permitted to borrow from their accounts.  The total amount of a participant’s loan may not exceed the lesser of (a) $50,000 minus the participant’s highest outstanding loan balance for the previous twelve-month period, or (b) 50% of the participant’s interest in his or her account.  When a loan is granted, the appropriate account balances are reduced and a separate loan account is created.  Loan payments, together with interest at a market rate determined by the Plan Administrator, are repaid generally over 5 years unless the loan is for the purchase of a principal residence, with a term of up to 10 years.  Participant loans at December 31, 2008 had interest rates ranging from 4.0% to 10.25% and were due at various dates through January 2019.  A participant can have no more than two loans outstanding at any time.  Participant loans are collateralized by the borrower’s account balance and are repaid through ratable payroll deductions.

PARTICIPANT ACCOUNTS AND ALLOCATION:

Fidelity Management Trust Company (“Fidelity”) provides investment management, recordkeeping and trustee services for the Plan directly or indirectly through one or more of its subsidiaries.  The trust agreement authorizes services to be performed by the trustee, its agents or affiliates.

Each participant’s account is credited with the participant’s contributions, the employer matching contributions and investment income thereon, net of Plan expenses.

Participants are allowed to allocate their entire account balance in any combination of the available investment options.  Participants can transfer their account balances among the investment options and/or change the investment of their future contributions, and earnings thereon daily.  These transfers and changes must be made in whole dollar amounts of at least $250 and/or in whole percent increments.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

All participant contributions made under the Plan are paid to and invested by Fidelity in one or more of the available investment options as directed by the participants.

PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.         Summary of Significant Accounting Policies:

BASIS OF PRESENTATION:

The accompanying financial statements have been prepared on the accrual basis of accounting.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

VALUATION OF INVESTMENTS:

Fidelity holds the Plan’s investment assets and executes transactions therein based upon instructions received from the Plan Administrator, Ecolab Inc., and the participants of the Plan.  Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

REVENUE RECOGNITION:

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.  Purchases and sales of securities are recorded on a trade-date basis.  Realized gains and losses related to sales of investments are recorded on a trade-date basis, and unrealized gains and losses are recorded based on the fair values as of the reporting date.

CONTRIBUTIONS:

Participant before-tax contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are recorded based on participant contributions in the same period.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

RISKS AND UNCERTAINTIES:

The Plan provides for various investment options in various combinations of investment funds.  Investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

CONCENTRATION OF MARKET RISK:

At December 31, 2008 and 2007, approximately 50% and 54%, respectively, of the Plan’s net assets were invested in the common stock of Ecolab Inc.  The underlying value of the Ecolab Stock Fund is dependent on the performance of Ecolab Inc. and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of Ecolab Inc. common stock in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

DISTRIBUTIONS TO PARTICIPANTS:

Distributions to participants are recorded when the distributions are paid.

PLAN EXPENSES:

The Company pays a portion of the administrative expenses of the Plan and a portion is paid by plan participants within the plan. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment results.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

3.         Investments:

Investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2008 and 2007 are summarized as follows:

(in thousands)	2008	2007
Ecolab Inc. Stock	$408,869	$601,873
Spartan U.S. Equity Index Fund	59,250	100,785
Fidelity Managed Income Portfolio II Fund	42,647	*
Fidelity Government Income Fund	41,908	*
Dodge & Cox International Stock Fund	*	78,615

* Individual investment does not exceed 5 percent or more of the Plan’s net assets in the year presented.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

(in thousands)	2008
Investment in:
Registered investment companies	$(125,477)
Common/collective trusts	(16,808)
Ecolab stock fund	(185,785)
Net depreciation in fair value of investments	$(328,070)

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

4.           Fair Value of Financial Investments:

Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.  Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives.  A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 - Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.  The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.  Investments that are included in this category generally include equity and debt positions in private companies.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Registered investment companies and the Ecolab stock fund: Investments in registered investment companies are recorded at the underlying net asset value per unit, which approximates fair value based on the publicly quoted market price of these funds. Investments in the Ecolab stock fund are recorded at the underlying net asset value per unit as determined by the Plan’s trustee, which approximates fair value based on the quoted market price of the Company’s common stock.

Common/collective trusts:  Investments in common/collective trusts, with the exception of the investment in the fully benefit-response investment contract, are recorded at the underlying net asset value per unit, which approximates fair value based on the audited financial statements of these funds.  The investment in the fully benefit-responsive investment contract

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

(Managed Income Portfolio II Fund) is stated at fair value on the statement of net assets available for benefits, with an adjustment from fair value to contract value on that statement.  Investment contracts are generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.  The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Participant loans: Participant loans are recorded at amortized cost consisting of the principal value of outstanding loans, plus accrued interest.  Amortized cost approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table represents the Plan’s fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2008:

	Investment Assets at Fair Value As of December 31, 2008
(in thousands)	Total	Level 1	Level 2	Level 3
Ecolab stock fund	$412,806	$412,806	$—	$—
Registered investment companies	288,538	288,538	—	—
Common/collective trusts	91,502	—	91,502	—
Participant loans	22,927	—	—	22,927
Total investment assets at fair value	$815,773	$701,344	$91,502	$22,927

The following table represents the summary of changes in fair value of the Plan’s level 3 investment assets for the year ended December 31, 2008:

Participant loans
Balance, beginning of year	$21,605
Issuances and settlements, net	1,322
Balance, end of year	$22,927

5.          Tax Status:

The Plan constitutes a qualified plan and trust under Section 401(a) of the Code and therefore is exempt from federal income taxes under provisions of Section 501(a).  The Plan consists of a profit sharing portion and a stock bonus portion.  The stock bonus portion constitutes an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Code.  The Plan also complies with the provisions of Section 401(k) of the Code.  A tax qualification letter, dated April 14, 2004, was received from the Internal Revenue Service.  The letter stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code.  The Plan Administrator believes the Plan is currently designed and being

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and tax-exempt, as described above.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.          Related Party and Party-In-Interest Transactions:

The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in securities of the Company.

Participant contributions are invested in one or more of the investment fund options offered under the Plan, including the Ecolab Stock Fund.  In addition, employer matching contributions are invested in the Ecolab Stock Fund, consisting of primarily Ecolab Inc. common stock and also short-term investment funds under the trustee’s control.

7.         Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
(in thousands)	2008	2007

Net assets available for benefits per the financial statements	$819,539	$1,124,808
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,709)	(335)
Net assets available for benefits per the Form 5500	$817,830	$1,124,473

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500:

(in thousands)	2008
Net decrease in net assets available for benefits per the financial statements	$(305,269)
Add: Prior year adjustment from fair value to contract value of fully benefit-responsive investment contracts	335
Less: Current year adjustment from fair value to contract value of fully benefit-responsive investment contracts	(1,709)
Total net loss per the Form 5500	$(306,643)

SUPPLEMENTAL SCHEDULE

ECOLAB SAVINGS PLAN AND ESOP

SCHEDULE H, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR)

as of December 31, 2008

EIN 41-0231510

Plan Number: 003

(in thousands, except units)

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor	Rate of Interest, Collateral,	Current
(a)	or Similar Party	Par or Maturity Value	Value

Registered investment companies:

*	Spartan U.S. Equity Index Fund	Mutual fund 1,857,365 units	$59,250

*	Fidelity Government Income Fund	Mutual fund 3,827,183 units	41,908

*	Fidelity Retirement Money Market Portfolio Fund	Mutual fund 39,311,145 units	39,311

	Dodge & Cox International Stock Fund	Mutual fund 1,711,628 units	37,485

*	Fidelity Puritan Fund	Mutual fund 2,205,758 units	28,807

	PIMCO Total Return Fund	Mutual fund 2,803,190 units	28,424

	Dodge & Cox Stock Fund	Mutual fund 194,235 units	14,445

	Harbor Capital Appreciation Fund	Mutual fund 536,118 units	12,492

	Morgan Stanley Income Fund	Mutual fund 701,476 units	11,139

*	Spartan Extended Market Index Fund	Mutual fund 405,963 units	9,154

	Hartford Small Co. Fund	Mutual fund 555,560 units	6,117

*	Fidelity Retirement Government Money Market Fund	Mutual fund 5,741 units	6

	Total registered investment companies		288,5388

ECOLAB SAVINGS PLAN AND ESOP

SCHEDULE H, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR)

as of December 31, 2008 (Continued)

EIN 41-0231510

Plan Number: 003

(in thousands, except units)

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor	Rate of Interest, Collateral,	Current
(a)	or Similar Party	Par or Maturity Value	Value

Common/collective trusts:

*	Managed Income Portfolio II Fund	Common/collective trust 44,354,774 units	42,647

	SSgA Target Retirement 2020 Fund	Common/collective trust 1,402,894 units	13,041

	SSgA Target Retirement 2010 Fund	Common/collective trust 1,038,093 units	10,227

	SSgA Target Retirement 2030 Fund	Common/collective trust 1,004,493 units	8,923

	SSgA Target Retirement 2015 Fund	Common/collective trust 593,878 units	4,778

	SSgA Target Retirement 2040 Fund	Common/collective trust 477,290 units	4,183

	SSgA Target Retirement 2025 Fund	Common/collective trust 498,560 units	3,699

	SSgA Target Retirement 2035 Fund	Common/collective trust 282,062 units	1,927

	SSgA Target Retirement Income Fund	Common/collective trust 134,699 units	1,364

	SSgA Target Retirement 2050 Fund	Common/collective trust 56,044 units	383

	SSgA Target Retirement 2045 Fund	Common/collective trust 48,316 units	330

	Total Common/collective trusts		91,502

ECOLAB SAVINGS PLAN AND ESOP

SCHEDULE H, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR)

as of December 31, 2008 (Continued)

EIN 41-0231510

Plan Number: 003

(in thousands, except units)

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor	Rate of Interest, Collateral,	Current
(a)	or Similar Party	Par or Maturity Value	Value

Ecolab stock fund:

*	Ecolab Inc. Stock	Common Stock 11,640,867 shares	408,869

*	Fidelity Money Market Class I	Money Market 3,936,354 units	3,937

	Total Ecolab Stock Fund		412,806

Participant loans:

*	Participant loans	Participant loans due at various dates through January 2019 (stated interest rates ranging from 4.00% to 10.25%)	22,927

Total Investments			$815,773

*	Party-in-interest

ECOLAB SAVINGS PLAN AND ESOP

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

(23)	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ECOLAB SAVINGS PLAN and ESOP

DATE	June 25, 2009	By:	/s/ Christine Larsen
Christine Larsen
Vice President Compensation,
Benefits, Payroll & HRIS Ecolab Inc.
(Plan Administrator)